Exhibit 14.1

PLBY GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Effective as of February 10, 2021

Introduction

In accordance with the requirements of the Securities and Exchange Commission (the “SEC”) and listing standards of The Nasdaq Stock Market LLC (“Nasdaq”), the Board of Directors (the “Board”) of PLBY Group, Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”) to encourage:

•	honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of any violations of law or the Code;

•	accountability for adherence to the Code, including fair process by which to determine violations;

•	consistent enforcement of the Code, including clear and objective standards for compliance;

•	protection for persons reporting any such questionable behavior;

•	the protection of the Company’s legitimate business interests, including its assets and corporate opportunities; and

•	confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

All directors, officers and employees, agents, and representatives (each a “Covered Party” and, collectively, the “Covered Parties”) of the Company and all of its subsidiaries and controlled affiliates are expected to be familiar with the Code and to adhere to those principles and procedures set forth below. Covered Parties must conduct themselves accordingly, exhibiting the highest standard of business and professional integrity, and seek to avoid even the appearance of improper behavior.

I.	Conflicts of Interest

Business affairs are conducted in the best interest of our Company and Covered Parties should therefore avoid situations where their private interests interfere in any way with our Company’s interests.

For example, a conflict of interest can arise when a Covered Party takes actions or has personal interests that may make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Party, or a member of his or her immediate family,1 receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Party is also an executive officer, a major shareholder or has a material interest in a company or organization doing business with the Company.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any situation that involves, or may be reasonably expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s General Counsel (the “Compliance Officer”) or the Chief Financial Officer, as appropriate. The Company’s policy is that circumstances that pose a conflict of interest for our employees are prohibited unless a waiver is obtained from an appropriate Company officer. Consistent with the Nasdaq rules and other applicable rules and regulations as further described below, any waiver of this conflict of interest policy officer may only be made by our Board, and any such waiver should be promptly disclosed to the Company’s stockholders in a manner required by the Nasdaq rules or other applicable rules and regulations.

This Code does not attempt to describe all possible conflicts of interest that could develop. Other common conflicts from which Covered Parties must refrain are set out below:

•	Covered Parties may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Covered Parties may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

•	No Covered Party may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company.

II.	Disclosures

The information in the Company's public communications, including in all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable.

To ensure the Company meets this standard, all Covered Parties (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties. Covered Parties are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

1 Item 404(a) of SEC Regulation S-K defines “immediate family member” as a person’s child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister- in-law, or any person (other than a tenant or employee) sharing the person’s household.

III.	Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Covered Party to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.

Covered Parties located outside of the United States must comply with laws, regulations, rules and regulatory orders of the United States, including the Foreign Corrupt Practices Act (“FCPA”) and U.S. export control laws, in addition to applicable local laws.

If a law, rule or regulation is unclear, or conflicts with a provision of this Code, you should seek advice from supervisors or the Company’s Compliance Officer, but always seek to act in accordance with the ethical standards described in this Code.

The Chief Executive Officer and Chief Accounting Officer or Controller (or persons performing similar functions) of the Company (together, the “Senior Financial Officers”) are also required to promote compliance by all employees with the Code and to abide by Company standards, policies and procedures.

IV.	Insider Trading

Trading on inside information is a violation of federal securities law. Covered Parties in possession of material non-public information about the Company or companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal. Covered Parties who trade stock based on insider information can be personally liable for damages totaling up to three times the profit made or loss avoided by the respective Covered Party.

For additional information, please refer to the Company’s Insider Trading Compliance Policy.

V.	Whistleblower Policy: Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times and encourages Covered Parties to talk to supervisors, managers and other appropriate personnel, including the officers, the Compliance Officer or General Counsel, outside counsel for the Company and the Board or the relevant committee thereof, when in doubt about the best course of action in a particular situation. The Company has also established a Company’s Ethics and Compliance website and Hotline.

Website: https://www.whistleblowerservices.com/PLBY

Phone Numbers: 877-657-7636

United States: 877-657-7636

Other Numbers: TBD

*Company Identifier: PLBY

This is an anonymous, toll-free service that is available 24 hours a day, 7 days a week and, though not intended as a substitute for speaking directly to management, is an option that allows you to report illegal or unethical behavior or activity confidentially and anonymously. Each report of apparent violations of this Code is treated in a confidential manner, to the extent permitted by applicable law. Confidentiality, to the extent permitted by applicable law, is important to avoid damaging the reputations of persons suspected, but subsequently found innocent, of wrongful conduct and to protect the Company from potential civil liability.

Covered Parties should promptly report suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any director, officer, employee or anyone purporting to be acting on the Company’s behalf to appropriate personnel, including officers, the Compliance Officer or General Counsel, outside counsel for the Company and the Board or the relevant committee thereof. Reports may be made anonymously. If requested, confidentiality will be maintained, subject to applicable law, regulations and legal proceedings.

Any reports submitted via the Ethics and Compliance website and Hotline will be reviewed by the Company’s General Counsel and subsequently reported to the Audit Committee. The Audit Committee of the Board or other appropriate officer or body shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports. The Audit Committee or other appropriate officer or body will then determine the appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

To encourage employees to report any and all violations, the Company will not tolerate retaliation for reports made in good faith. Retaliation or retribution against any Covered Party for a report made in good faith of any suspected violation of laws, rules, regulations or this Code is cause for appropriate disciplinary action. The Company conducts an annual review of Covered Persons compliance with the Code by surveying management personnel and other employees who have significant influence or approval authorization over the areas included in the Code, or who have access to significant confidential or proprietary information. Further, the Company’s internal auditing department conducts an annual independent review of the Company’s survey process. The results of this review will be presented annually by the internal auditing department to the Company’s Audit Committee.

VI.	Corporate Opportunities and Fair Dealing

All Covered Parties owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises. Covered Parties are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; or (c) competing with the Company for business opportunities; provided, however, if the Company's disinterested directors of the Board determine that the Company will not pursue an opportunity that relates to the Company's business, a Covered Party may do so, after notifying the disinterested directors of the Board of intended actions in order to avoid any appearance of conflict of interest.

Each Covered Party competes fairly and honesty. Covered Parties must not engage in unethical or illegal business practices such as stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing disclosure of this type of information by past or present employees of other companies.

VII.	Confidentiality

Confidential information is protected. In carrying out the Company’s business, Covered Parties may learn confidential information about the Company, its customers, distributors, suppliers or joint venture partners. Confidential information includes proprietary information such as our trade secrets, patents, trademarks, copyrights, business, marketing plans, potential acquisitions or investments, sales forecasts, designs, databases, records, salary information and unpublished financial data and reports, as well as any non-public information that might be of use to competitors or harmful to us or our customers and stockholders if disclosed. It also includes information that suppliers, customers and stockholders have entrusted to us on a confidential basis. The personal obligation not to disclose confidential information continues even after employment ends.

Covered Parties must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Covered Parties must safeguard confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job, and avoiding discussion of confidential information in public areas. This prohibition includes, but is not limited to, inquiries made by the press, analysts, investors or others. Covered parties also may not use such information for personal gain. These confidentiality obligations continue even after employment with the Company ends.

VIII.	Protection and Proper Use of Company Assets

Theft, carelessness, and waste of Company assets have a direct impact on the Company profitability and should be avoided. Any suspected incident of fraud or theft should be immediately reported to a supervisor or, if appropriate, a more senior manager for investigation. The obligation to protect the Company’s assets includes to safeguard Company’s confidential information. Unauthorized use or distribution of confidential information is prohibited and could also be illegal, resulting in civil or even criminal penalties.

IX.	Waivers

Before an employee, or an immediate family member of any such employee, engages in any activity that would be otherwise prohibited by the Code, he or she is strongly encouraged to obtain a written waiver from the Board or other appropriate officer or body.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would be otherwise prohibited by the Code, he or she must obtain a written waiver from the disinterested directors of the Board. Such waiver must be promptly disclosed to the Company’s shareholders, along with the reasons for granting the waiver, in a manner as required by applicable laws, regulations and Nasdaq rules.

X.	Accuracy of Business Records

All financial books, records and accounts must accurately reflect transactions and events, and conform both to generally accepted accounting principles (GAAP) and to the Company's system of internal controls. No entry may be made that intentionally hides or disguises the true nature of any transaction. Covered Parties should therefore attempt to be as clear, concise, truthful and accurate as possible when recording any information.

XI.	Corporate Loans or Guarantees

Federal law prohibits the Company to make loans and guarantees of obligations to directors, executive officers, and members of their immediate families.

XII.	Gifts and Favors; Payments to Government Personnel

The Company recognizes that business entertainment and gifts are meant to create goodwill and sound working relationships, not to gain unfair advantage. Neither we nor our family members offer, give or accept any gift or entertainment unless it: (a) is not a cash gift, (b) is consistent with customary business practices, (c) is not excessive in value, (d) cannot be construed as a bribe or payoff and (e) does not violate any laws or regulations. Any questionable gift or invitation should be discussed with a supervisor, or, if appropriate, the Company’s Compliance Officer.

The FCPA prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

XIII.	Personal Investments

Covered Parties may not own, either directly or indirectly, a substantial interest in any business entity that does or seeks to do business with or is in competition with the Company without providing advance notice to the Compliance Officer. Investments in publicly traded securities of companies not amounting to more than one percent (1%) of that company's total outstanding shares are permitted without such advanced approval.

XIV.	Antitrust Laws and Competition

The purpose of antitrust laws is to preserve fair and open competition and a free market economy, which are goals that the Company fully supports. Covered Parties must not directly or indirectly enter into any formal or informal agreement with competitors that fixes or controls prices, divides or allocates markets, limits the production or sale of products, boycotts certain suppliers or customers, eliminates competition or otherwise unreasonably restrains trade.

XV.	Political Contributions

Covered Parties may participate in the political process as individuals on their own time. However, Covered Parties must make every effort to ensure that they do not create the impression that they speak or act on behalf of the Company with respect to political matters. Work time may be considered the equivalent of a contribution by the Company. Therefore, employees and officers will not be paid by the Company for any time spent running for public office, serving as an elected official or campaigning for a political candidate.

Company contributions to any political candidate or party or to any other organization that might use the contributions for a political candidate or party are prohibited. A Covered Party may not receive any reimbursement from corporate funds for a personal political contribution.

XVI.	Discrimination and Harassment

The Company is an equal opportunity employer and will not tolerate illegal discrimination, harassment, retaliation or abusive conduct of any kind. The Company is committed to providing a workplace free of discrimination and harassment based on race, color, religion, age, gender, national origin, ancestry, sexual orientation, disability, veteran status, or any other basis prohibited by applicable law. Examples include derogatory comments based on a person’s protected class and sexual harassment and unwelcome sexual advances. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated. The Company encourages the prompt reporting of all incidents of harassment, regardless of who the offender may be, or the offender’s relationship to the Company.

For additional information, please refer to the Company’s Anti-Harassment Policy.

XVII.	Environmental Protection

The Company is committed to managing and operating its assets in a manner that is protective of human health and safety and the environment. It is our policy to comply with both the letter and the spirit of the applicable health, safety and environmental laws and regulations and to attempt to develop a cooperative attitude with government inspection and enforcement officials. Covered Parties are encouraged to report conditions that they perceive to be unsafe, unhealthy or hazardous to the environment.

XVIII.	Electronic Information

The Company’s computer information systems and the Company data transmitted and/or stored electronically are assets requiring unique protection. Standards for electronic information security have been adopted and are available through the Company’s IT Department. Covered Parties are responsible for compliance with these standards and related procedures. Additionally, Covered Parties are required by law to read and comply with the license agreements associated with the computer software they utilize.

Covered Parties are expected to use sound judgment and conduct themselves professionally when posting and interacting on social media platforms or participating in online forums, blogs, chat rooms or comment boards.

Harassment of other directors, officers, or employees will not be tolerated. A Covered Party may not provide any content to Company social media sites that may be construed as political lobbying or solicitation of contributions, or use the sites to link any sites sponsored by or endorsing political candidates or parties, or to discuss political campaigns, political issues, or positions on any legislation or law. Covered Parties should not act or post in a way that would give the impression that they are speaking or posting on behalf of the Company unless they are authorized to do so.

XIX.	No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Parties in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. The preceding discussion of Company policy on business conduct and ethics is not meant to be all-inclusive. If a Covered Party encounters a situation that is not addressed by this Code and is uncertain whether it would be in compliance with this Code and the Company’s policies they should seek guidance from the Company’s legal department, human resources department or internal auditing department.

XX.	Employee Certification

Certain employees of the Company will be requested to sign a certification at the time of their initial hiring and periodically thereafter, affirming a knowledge and understanding of this policy stating they have fully complied with the policy and, to the extent they have a knowledge of any violations of the policy, they have reported the same to the Compliance Officer.

ACKNOWLEDGMENT FORM

I have received and read the PLBY Group, Inc. Code of Business Conduct and Ethics, and I understand its contents. I agree to comply fully with the standards, policies and procedures contained in this Code and the Company’s related policies and procedures. I understand that I have an obligation to report to the Company’s Compliance Officer any suspected violations of this Code of which I am aware. I acknowledge that this Code is a statement of policies for business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.

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